EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Horizon Bancorp on Form S-3 of our reports, dated February 28, 2017, on our audits of the consolidated financial statements of Horizon Bancorp as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, and on our audit of internal control over financial reporting of Horizon Bancorp, as of December 31, 2016, which report was included in the Annual Report on Form 10-K for the year ended December 31, 2016, and to the reference to us under the heading of “Experts” in the prospectus.

/s/ BKD LLP

BKD, LLP

Indianapolis, Indiana

January 19, 2018